June 27, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Myra Moosariparambil
CraigArakawa
Irene Barberena-Meissner
Kevin Dougherty

Re:	Webus International Ltd.
Amendment No. 5 to Registration Statement on Form F-1
Filed May 28, 2024
File No. 333-269684

Ladies and Gentlemen,

On behalf of our client, Webus International Ltd. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 12, 2024, relating to the above referenced Registration Statement on Form F-1 (“Registration Statement”). The Company is concurrently submitting the Amendment No. 6 to the Registration Statement on Form F-1 (the “Amendment”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement), all page references herein correspond to the page of the Amendment. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment.

Amendment No. 5 to Registration Statement on Form F-1

Unaudited Condensed Consolidated Financial Statements

1. Organization and principal activities

(b) Capital resource liquidity, page F-37

1. We note your response to comment 2 and your revised disclosure. Please tell us how you determined it is probable that these plans will be effectively implemented. In your response, please provide a detailed explanation that addresses the following:

•	The availability and terms of new debt financing or availability and terms of existing debt refinancing, any existing or committed credit arrangements to restructure or subordinate debt or to guarantee loans to you, and the possible effects on management’s borrowing plans of existing restrictions on additional borrowing or the sufficiency of available collateral,

•	Any formal and/or executed agreement with the major shareholder,

•	The feasibility of your plans to improve operating efficiency and reduce discretionary spending and the possible direct and indirect effects of reduced or delayed expenditures.

In the mitigation plans identified in the revised disclosure, we note (i) and (ii) result in transactions with a third party who would also need to accept and agree to the terms of the underlying plan. To the extent you do not have executed agreements or contracts with third parties related to these mitigation plans and given management cannot control the actions of a third party, please tell us how you considered these factors in determining that it is probable management's plans would be effectively implemented. Please refer to ASC 205-40-50-10.

If it is not probable these plans can be executed to alleviate the condition that give rise to substantial doubt, please provide the disclosures required by ASC 205-40-50-13.

Response: In response to the Staff’s comment, the Company has disclosed more details of the mitigation plans on page 90.

The Company has determined that cash financing from the existing lines of credit from banks and shareholder support from a major shareholder will be enough to support normal business operations for the next twelve months since the issuance of the unaudited condensed consolidated financial statements, and the Company does not need to extend credit period or obtain new financing facilities based on the current capital situation. Therefore, the Company does not expect to enter into any terms or restrictions of additional borrowings, and the available collateral is sufficient for the current lines of credit.

The Company has also implemented the mitigation measures to increase operating efficiency and reduce discretionary spending, as disclosed on page 90. The effectiveness of such efforts, to some extent, has been reflected in the operating results for the six months ended December 31, 2023. The Company believes such measures would effectively improve operating efficiency and reduce discretionary spending without negative impacting the normal business operation and expansion. Meanwhile, the Company would also actively monitor its R&D expenditure to ensure it is on scale with business development needs in the long term.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Fang Liu
Fang Liu, Esq.
VCL Law LLP

cc:	Nan Zheng, Chief Executive Officer of Webus International Ltd.